Exhibit (a)(1)(i)

Offer To Purchase

All Outstanding Shares of Common Stock

of

CERES, INC.

at

$0.40 Per Share, Net in Cash

by

ROMAN MERGER SUB, INC.

a wholly owned subsidiary

of

LAND O’LAKES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, JULY 29, 2016, UNLESS THE OFFER IS EXTENDED.

Roman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Land O’Lakes, Inc., a Minnesota cooperative corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. a Delaware corporation (the “Company”), at a purchase price of $0.40 per Common Share (the “Common Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 16, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Parent, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Common Shares held by the Company or Common Shares irrevocably accepted by Purchaser for purchase in the Offer; and (ii) Common Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive a cash amount equal to the Common Offer Price, without interest thereon and subject to any applicable withholding or other taxes and certain other amounts specified in the Merger Agreement. Under no circumstances will interest be paid on the purchase price for the Common Shares, regardless of any extension of the Offer or any delay in making payment for Common Shares.

The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including, among other conditions, the Minimum Condition (as defined in the “Summary Term Sheet”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer”.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL. The Company Board unanimously recommends that the holders of Common Shares accept the Offer and tender their Common Shares to Purchaser pursuant to the Offer.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet”. You should read this entire document carefully before deciding whether to tender your Common Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION. NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers, Call: (212) 269-5550

All Others Call Toll-Free: (866) 796-6867

Email: ceres@dfking.com

July 1, 2016

IMPORTANT

If you wish to tender all or a portion of your Common Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in the “Summary Term Sheet”) together with certificates representing the Common Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Common Shares.

If you wish to tender Common Shares and cannot deliver certificates representing such Common Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Common Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

Questions and requests for assistance should be directed to the Information Agent (as defined in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase and the Letter of Transmittal. You are urged to read carefully this Offer to Purchase and the Letter of Transmittal in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought:	All of the issued and outstanding shares of common stock, par value $0.01 per share, of the Ceres, Inc., a Delaware corporation (the “Company”).

Price Offered Per Common Share:	$0.40, net to the seller in cash, without interest thereon and subject to any required tax withholding.

Scheduled Expiration of Offer:	12:00 Midnight, New York City time, at the end of Friday, July 29, 2016, unless the Offer is otherwise extended.

Purchaser:	Roman Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Land O’Lakes, Inc., a Minnesota cooperative corporation.

The Merger Agreement:	Roman Merger Sub, Inc. is making the Offer pursuant to the terms of an Agreement and Plan of Merger, dated as of June 16, 2016 (as it may be amended from time to time, the “Merger Agreement”).

Who is offering to buy my securities?

Roman Merger Sub, Inc. (“Purchaser”), a Delaware corporation which was formed for the purpose of making the Offer, is offering to buy your Common Shares. Purchaser is a wholly owned subsidiary of Land O’Lakes, Inc. (“Parent”), a Minnesota cooperative corporation.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Roman Merger Sub, Inc. alone, the term “Parent” to refer to Land O’Lakes, Inc. alone, and the term “the Company” to refer to Ceres, Inc., a Delaware corporation.

See Section 8 – “Certain Information Concerning Parent and Purchaser”.

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to the offer described in this Offer to Purchase and the related Letter of Transmittal and the term “Common Shares” to refer to the shares of the Company’s common stock, par value $0.01 per share, that are the subject of the Offer.

See Section 1 – “Terms of the Offer”.

i

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Common Shares.

How much are you offering to pay?

Purchaser is offering to pay $0.40 per Common Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Common Offer Price”.

See the “Introduction” to this Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following consummation of the Offer, we intend to complete the merger of Purchaser with and into the Company, with the Company surviving such merger as a direct, wholly owned subsidiary of Parent (the “Merger”) as promptly as practicable. Upon completion of the Merger, the Company will become a direct, wholly owned subsidiary of Parent. In addition, we intend to cause the Company to be delisted from the NASDAQ Capital Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

See Section 12 – “Purpose of the Offer; Plans for the Company” and Section 13 – “Certain Effects of the Offer”.

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”). The Company Board unanimously recommends that the holders of Common Shares accept the Offer and tender their Common Shares to Purchaser pursuant to the Offer.

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger, and its recommendation to holders of Common Shares, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other holders of Common Shares in connection with the Offer.

Is there a minimum number of Common Shares that must be tendered in order for you to purchase any securities?

Yes. We refer to this condition as the “Minimum Condition”. The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to, among other conditions set forth in Section 15 – “Conditions of the Offer”, the valid tender without withdrawal, of a number of Common Shares (excluding Common Shares tendered pursuant to guaranteed delivery procedures that have not been delivered in settlement or satisfaction of such guarantee), that, when added to the Common Shares then owned by Purchaser, would represent one Common Share more than one half of all Common Shares outstanding immediately prior to the first time as of which Purchaser irrevocably accepts any Common Shares for payment pursuant to the Offer (the “Offer Acceptance Time”) (including in the number of Common Shares outstanding immediately prior to the Offer Acceptance Time (i) to the extent that the Company has received a notice of conversion with respect to any shares of the Company’s Series A-1 Convertible Preferred Stock (the “Preferred Shares”) prior to the Offer Acceptance Time, the Common Shares issuable upon conversion of such

Preferred Shares, (ii) to the extent the Company has received a notice of exercise with respect to any warrants to purchase Common Shares prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such warrants and (iii) to the extent the Company has received a notice of exercise with respect to any options to purchase Common Shares prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such Options).

See Section 15 – “Conditions of the Offer”.

How long do I have to decide whether to tender my Common Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the Expiration Date to tender your Common Shares in the Offer. The term “Expiration Date” means Friday, July 29, 2016, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

Will I have to pay any fees or commissions?

If you are the record owner of your Common Shares and you directly tender your Common Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Common Shares through a broker or other nominee, and your broker or other nominee tenders your Common Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

What are the material United States federal income tax consequences of the Offer and the Merger?

Your receipt of cash in exchange for your Common Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize gain or loss equal to the difference, if any, between the amount of cash you receive pursuant to the Offer or the Merger and your adjusted tax basis in your Common Shares exchanged therefor. If you are a U.S. Holder (as defined in Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) and you hold your Common Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Common Shares for more than one year. If you are a Non-U.S. Holder (as defined in Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”), you generally will not be subject to U.S. federal income tax on the gain you recognize unless you have certain connections to the United States.

See Section 5 – “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger”.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Common Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $18.3 million to purchase Common Shares pursuant to the Offer and to complete the Merger (including amounts payable, as a result of the Merger, to holders of Preferred Shares, holders of warrants to purchase Common Shares and holders of in-the-money options to purchase Common Shares), plus related and expenses. Parent will provide Purchaser with sufficient funds for this purpose from available cash.

See Section 9 – “Source and Amount of Funds”.

Is Purchaser’s financial condition relevant to my decision to tender my Common Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision whether to tender Common Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Common Shares solely for cash;

•	if we consummate the Offer, we intend to complete the Merger, in which all Common Shares (subject to limited exceptions for Common Shares subject to appraisal rights and any Common Shares held by the Company or irrevocably accepted by Purchaser for purchase in the Offer) that then remain issued and outstanding will be converted into the right to receive the Common Offer Price in cash;

•	Purchaser, through Parent, will have sufficient funds available to purchase all Common Shares validly tendered, and not withdrawn, in the Offer and all Common Shares converted into the right to receive the Common Offer Price in cash in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements”.

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for successive periods of up to 10 business days, or such other period as may be agreed by Parent and the Company, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any minimum period required by law, interpretation or position of the SEC or its staff or NASDAQ or its staff applicable to the Offer. The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized in the preceding sentence, we will not be permitted to extend the Offer beyond the End Date. The “End Date” means September 14, 2016, as provided in the Merger Agreement and summarized in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement”.

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements”.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer”.

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject the Minimum Condition. In addition, Purchaser will not be required to accept for payment, and, subject to any applicable rules and regulations of the SEC, will not be obligated to pay for any Common Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or payment for, any Common Shares that are validly tendered in the Offer, in the event that:

•	a Company Material Adverse Effect (as defined in Section 11 – “The Merger Agreement; Other Agreements”) has occurred;

•	(A) certain of the Company’s representations and warranties regarding its capitalization are not accurate (other than for de minimis inaccuracies) as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer, (B) certain of the Company’s representations and warranties regarding its capitalization, its corporate authority to enter into, and due authorization of, the Merger Agreement, finders and brokers and the inapplicability of takeover laws are not accurate, in all material respects, as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer, or (C) any the Company’s other representations or warranties in the Merger Agreement are not accurate as of the date of the Merger Agreement or immediately prior to the scheduled expiration of the Offer such that it causes a Company Material Adverse Effect; or

•	the Company has not performed or complied, in all material respects, any of its covenants or obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the scheduled expiration of the Offer.

The above Offer Conditions are further described, and other Offer Conditions are described, in Section 15 – “Conditions of the Offer”. The Offer is not subject to any financing condition.

How do I tender my Common Shares?

If you hold your Common Shares directly as the registered owner and such Common Shares are represented by stock certificates, you may tender your Common Shares in the Offer by delivering the certificates representing your Common Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Common Shares as registered owner and such Common Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Common Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Common Shares and give instructions that your Common Shares be tendered. You should contact the institution that holds your Common Shares for more details.

If you are unable to deliver everything that is required to tender your Common Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Common Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

v

Until what time may I withdraw previously tendered Common Shares?

You may withdraw your previously tendered Common Shares at any time until 12:00 midnight, New York City time, at the end of the Expiration Date. In addition, if we have not accepted your Common Shares for payment by the date that is 60 days after the date of this Offer to Purchase, you may withdraw them at any time after that date until we accept your Common Shares for payment.

See Section 4 – “Withdrawal Rights”.

How do I withdraw previously tendered Common Shares?

To withdraw previously tendered Common Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Common Shares. If you tendered Common Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Common Shares.

See Section 4 – “Withdrawal Rights”.

If Common Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a direct, wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Company to be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer”.

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. If the conditions to the Offer and the Merger are satisfied or waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, in each case, without a meeting of the Company’s stockholders.

See Section 12 – “Purpose of the Offer; Plans for the Company”.

If I do not tender my Common Shares but the Offer is consummated, what will happen to my Common Shares?

If the Merger is completed, the Company’s stockholders who do not tender their Common Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Common Share that they would have received had they tendered their Common Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Common Shares and not tendering your Common Shares in the Offer are that (i) you will be paid earlier if you tender your Common Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Common Shares in the Offer, but will be available to you in the Merger if you do not tender Common Shares in the Offer and otherwise satisfy the requirements to perfect your appraisal rights. See Section 17 – “Appraisal Rights”.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer”.

What will happen to my Preferred Shares in the Offer?

The Offer is being made only for Common Shares, and not for Preferred Shares. At the effective time of the Merger, all of the issued and outstanding Preferred Shares will be converted into the right to receive a cash amount equal to (A) the Common Offer Price multiplied by (B) 2,500, without interest thereon and subject to any applicable withholding or other taxes, subject to certain adjustments specified in the Merger Agreement.

See Section 11 – “The Merger Agreement; Other Agreements”.

What will happen to stock options in the Offer?

The Offer is being made only for Common Shares, and not for outstanding stock options issued by the Company (the “Company Options”). Holders of Company Options may participate in the Offer only if they first exercise such Company Options in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Common Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such Company Options that the holder will have sufficient time to comply with the procedures for tendering Common Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

At the effective time of the Merger, each Company Option that is outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of Common Shares subject to such Company Option and (B) the excess, if any, of the Common Offer Price over the exercise price per share of Common Shares previously subject to such Company Option.

See Section 11 – “The Merger Agreement; Other Agreements”.

What will happen to my restricted Common Shares in the Offer?

The Offer is being made only for Common Shares, and not for outstanding restricted Common Shares issued by the Company (the “Restricted Shares”). At the effective time of the Merger, each outstanding Restricted Share, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger shall be cancelled and converted into the right to receive an amount in cash equal to the Common Offer Price for each such Restricted Share.

See Section 11 – “The Merger Agreement; Other Agreements”.

What will happen to warrants in the Offer?

The Offer is being made only for Common Shares, and not for outstanding warrants issued by the Company. Holders of outstanding warrants issued by the Company may participate in the Offer only if they first exercise such warrants for Common Shares in accordance with the terms of the warrant and tender the Common Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding warrants that the holder will have sufficient time to comply with the procedures for tendering Common Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

At the effective time of the Merger, each warrant to purchase Common Shares that is outstanding immediately prior to the effective time of the Merger and which is entitled, pursuant to the terms of such warrant, to request payment of an amount based on the Black-Scholes value of such warrant (each a “BSV Warrant”) shall be entitled to receive, in accordance with the terms of such BSV Warrant as existing at the date hereof, and in lieu of any other amount or consideration to which such holder might otherwise have been entitled to receive pursuant to such BSV Warrant, either (i) an amount of cash equal to the product of (x) the aggregate number of Common Shares for which such BSV Warrant was exercisable immediately prior to the effective time of the Merger and (y) the excess, if any, of the Common Offer Price over the per share exercise price under such BSV Warrant, or (ii) at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the effective time of the Merger, an amount in cash equal to the “Black Scholes Value” (as defined in the warrant agreement relating to such BSV Warrant and calculated pursuant to the terms thereof) of such BSV Warrant. Each other warrant that is outstanding immediately prior to the effective time of the Merger shall be exercisable for an amount of cash equal to the product of (x) the aggregate number of Common Shares for which such warrant was exercisable immediately prior to the effective time of the Merger and (y) the excess, if any, of the Common Offer Price over the per share exercise price under such warrant.

See Section 11 – “The Merger Agreement; Other Agreements”.

What is the market value of my Common Shares as of a recent date?

On June 16, 2016, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Common Shares on the NASDAQ Capital Market was $0.22 per share. On June 30, 2016, the last full day of trading before commencement of the Offer, the reported closing sales price of the Common Shares on the NASDAQ Capital Market was $0.39 per share. We encourage you to obtain a recent market quotation for Common Shares before deciding whether to tender your Common Shares.

See Section 6 – “Price Range of Common Shares; Dividends”.

Have any stockholders already agreed to tender their Common Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements with each of the Supporting Stockholders (as defined in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), which provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Common Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Common Shares against certain alternative corporate transactions. Excluding Common Shares underlying Company Options, Restricted Shares and other Company compensatory awards, the Supporting Stockholders collectively beneficially owned, in the aggregate, 109,459 Common Shares as of June 27, 2016 (or approximately 0.41% of all Common Shares outstanding as of June 27, 2016). Including Common Shares which may be issued under Company Options, Restricted Shares and other Company compensatory awards which are exercisable for or may become vested and settled for Common Shares within 60 days of June 27, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 284,931 Common Shares as of June 27, 2016 (or approximately 1.05% of the total of all Common Shares that are outstanding and all additional Common Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of June 27, 2016).

See Section 11– “The Merger Agreement; Other Agreements – Tender and Support Agreements”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Common Shares pursuant to the Offer, and the Merger is completed, holders of Common Shares immediately prior to the effective time of the Merger who (i) did not tender their Common Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Common Shares appraised by the

Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Common Offer Price.

See Section 17 – “Appraisal Rights”.

Whom should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc., the information agent for the Offer (the “Information Agent”) toll free at (866) 796-6867. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

Roman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Land O’Lakes, Inc., a Minnesota cooperative corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Ceres, Inc. a Delaware corporation (the “Company”), at a purchase price of $0.40 per Common Share (the “Common Offer Price”) net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 16, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Purchaser and Parent, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Common Shares held by the Company or irrevocably accepted by Purchaser for purchase in the Offer; or (ii) Common Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the applicable Common Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Common Shares, regardless of any extension of the Offer or any delay in making payment for Common Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements”.

Tendering stockholders who are record owners of their Common Shares and who tender directly to the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Common Shares by Purchaser pursuant to the Offer. Stockholders who hold their Common Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company’s stockholders; and (ii) approved and declared advisable the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL. The Company Board unanimously recommends that the holders of Common Shares accept the Offer and tender their Common Shares to Purchaser pursuant to the Offer.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for the Company Board Recommendation”.

The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including, among others, the Minimum Condition (as defined in Section 15 – “Conditions of the Offer”). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer”.

The Company has advised Parent that Piper Jaffray & Co. (“Piper Jaffray”), financial advisor to the Company Board, rendered its opinion to the Company Board to the effect that, as of June 16, 2016 and based upon and subject to the qualifications and assumptions set forth therein, the Common Offer Price was fair, from a financial point of view, to such holders of Common Shares. The full text of the written opinion of Piper Jaffray, dated as of June 16, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex I to the Schedule 14D-9. Piper Jaffray provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Piper Jaffray does not constitute a recommendation as to whether or not you should tender your Common Shares in connection with the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Common Shares at the Common Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Common Shares (excluding Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 12:00 midnight, New York City time, at the end of the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights”.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer”.

The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer (the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for successive periods of up to 10 business days, or such other period as may be agreed by Parent and the Company, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any minimum period required by law, interpretation or position of the Securities and Exchange Commission or its staff (the “SEC”) or NASDAQ or its staff applicable to the Offer. The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized in the preceding sentence, we will not be permitted to extend the Offer beyond the End Date. The “End Date” means September 14, 2016, as provided in the Merger Agreement and summarized in Section 11 – “The Merger Agreement; Other Agreements – Termination of the Merger Agreement”.

The Merger Agreement provides that, without the prior written consent of the Company, Purchaser may not: (i) decrease the Common Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Common Shares subject to the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend, modify or supplement any of the Offer Conditions, (vi) amend or modify the Minimum Condition, or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Common Shares or are unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Common Shares on our behalf, and such Common Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights”. However, our ability to delay the payment for Common Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Common Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Common Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Common Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Common Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Common Shares are purchased in the Offer, whether or not such Common Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Common Shares, if any of the Offer Conditions has not been satisfied. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Common Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Common Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Common Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Common Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer”, we will accept for payment and pay for all Common Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Common Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals”.

In all cases, we will pay for Common Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Common Shares (the “Common Share Certificates”) or confirmation of a book-entry transfer of such Common Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Common Shares”, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when Common Share Certificates or Book-Entry Confirmations with respect to Common Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Common Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Common Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Common Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the Common Offer Price for such Common Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Common Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Common Shares or are unable to accept Common Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Common Shares on our behalf, and such Common Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Common Offer Price for Common Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Common Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Common Share Certificates are submitted evidencing more Common Shares than are tendered, Common Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Common Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Tendering Common Shares”, such Common Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Common Shares.

Valid Tenders. In order for a stockholder to validly tender Common Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Common Share Certificates evidencing tendered Common Shares must be received by the Depositary at such address or (B) such Common Shares must be tendered pursuant to the procedure for book-entry transfer described under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery”.

Book-Entry Transfer. The Depositary will establish an account with respect to the Common Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Common Shares by causing DTC to transfer such Common Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Common Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery”. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Common Shares) of the Common Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Common Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Common Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Common Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Common Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Common Share Certificate, with the signature(s) on such Common Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Common Shares pursuant to the Offer and the Common Share Certificates evidencing such stockholder’s Common Shares are not immediately available or such stockholder cannot deliver the Common Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Common Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•	the Common Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Common Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ Capital Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Common Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Common Shares or a Book-Entry Confirmation of a book-entry transfer of such Common Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Common Share Certificates or Book-Entry Confirmations with respect to Common Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE COMMON SHARES (OR COMMON SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE COMMON SHARES (OR COMMON SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF COMMON SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH COMMON SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE COMMON SHARES (OR COMMON SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Common Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Common Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Common Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Common Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Common Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Common Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Common Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Common Shares or other securities or rights issued or issuable in respect of such Common Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Common Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Common Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Common Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Common Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Common Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Common Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Common Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Information reporting requirements may apply to payments made to U.S. Holders in connection with the Offer and the Merger. Backup withholding (at a rate of 28%) may apply to payments pursuant to the Offer or the Merger, whichever is applicable, unless a U.S. Holder furnishes its taxpayer identification number, certifies that this number is correct, certifies that the U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, provided they properly demonstrate their eligibility for exemption. U.S. persons that are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8BEN, W-8BEN-E or W-8ECI (or successor form), as the case may be, certifying, under penalties of perjury, to such Non-U.S. Holder’s foreign status in order to establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Holders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding requirements and the procedure for obtaining an exemption.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Common Shares made pursuant to the Offer are irrevocable. Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, if we have not accepted your Common Shares for payment by the date that is 60 days after the date of this Offer to Purchase, you may withdraw them at any time after that date until we accept your Common Shares for payment.

For a withdrawal of Common Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the names in which the Common Share Certificates are registered, if different from that of the person who tendered such Common Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Common Shares. If Common Share Certificates representing the Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Common Share Certificates, the name of the registered owners and the serial numbers shown on such Common Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Common Shares may not be rescinded and any Common Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Common Shares may, however, be retendered by following one of the procedures for tendering Common Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Common Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) that receive cash in exchange for their Common Shares pursuant to the Offer or the Merger. This summary does not address the U.S. federal income tax consequences of any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Common Shares, including stock options, restricted Common Shares, or warrants. This summary is based on current law, is for general information only and is not tax advice. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (“Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, each as in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

This summary assumes that Common Shares are held as capital assets within the meaning of Section 1221 of the Code and does not address all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this summary does not address the tax treatment of special classes of holders of Common Shares subject to special tax rules, including, for example: banks, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities (including private foundations), insurance companies, persons holding Common Shares as part of a hedging, integrated or conversion transaction, constructive sale, or “straddle,” persons that have acquired Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, persons that own or are treated as owning (or owned or are treated as having owned) 10% or more of the Company’s voting stock, brokers, dealers or traders in securities or currencies, controlled foreign corporations or passive foreign investment companies, and U.S. Holders whose functional currency is not the U.S. dollar. In addition, this summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

As used herein, “U.S. Holder” means a beneficial owner of Common Shares that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if either (A) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this section, a “Non-U.S. Holder” means a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder as described above.

If a pass-through entity, including a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of Common Shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of that owner or partner and upon the activities of the pass-through entity. A U.S. person that is an owner or partner of a pass-through entity that holds Common Shares is urged to consult its own tax advisor regarding the tax consequences of selling Common Shares pursuant to the Offer or the Merger.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the sale of Common Shares pursuant to the Offer or the Merger.

U.S. Holders

The receipt of cash for Common Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder generally will recognize gain or loss upon the sale of Common Shares pursuant to the Offer or the Merger in an amount equal to the difference, if any, between (i) the amount of cash received upon the sale pursuant to the Offer or the Merger and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares exchanged therefor. Generally, this gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, the U.S. Holder has held the Common Shares for more than one year. Long-term capital gains of certain non-corporate taxpayers (including individuals) generally will be taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized upon the sale of Common Shares pursuant to the Offer or the Merger unless:

•	the gain is U.S. trade or business income, in which case, the gain will be taxed as described under “— U.S. Trade or Business Income”.

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, in which case the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	the Company is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the sale pursuant to the Offer or the Merger, whichever is applicable, and the Non-U.S. Holder’s holding period for the Common Shares, in which case, the gain will be taxed as (and to the extent) described under “FIRPTA Tax”.

U.S. Trade or Business Income

For purposes of this discussion, gain recognized upon the sale of Common Shares pursuant to the Offer or the Merger by a Non-U.S. Holder will be considered to be “U.S. trade or business income” if the gain is (i) effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States and (ii) if the Non-U.S. Holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such Non-U.S. Holder is an individual, a fixed base) that it maintains in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax; instead, the Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. If a Non-U.S. Holder is a corporation, any U.S. trade or business income that it receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

FIRPTA Tax

In general, the Company would be a USRPHC for U.S. federal income tax purposes if “United States real property interests” comprised (by fair market value) at least half of the Company’s total worldwide interests in real property plus the Company’s business assets. The Company believes that it is not and has not been a USRPHC during the five-year period ending on the date of the Offer (or, if applicable, the date of the Merger), and the Company does not anticipate becoming a USRPHC before the date of the Offer (or if applicable, the date of the Merger). Even if the Company were treated as a USRPHC, this treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Common Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Common Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of the Offer (or, if applicable, the date of the Merger) or (ii) the Non-U.S. Holder’s holding period and (2) the Common Shares are “regularly traded” on an “established securities market”.

Information Reporting and Backup Withholding

Payment made to certain stockholders pursuant to the Offer or the Merger may be subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Common Shares”.

6.	Price Range of Common Shares; Dividends.

The Common Shares currently trade on the NASDAQ Capital Market under the symbol “CERE.” The following table sets forth, for the periods indicated, the high and low sale prices per Common Share as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015 with respect to periods through August 31, 2015 and based on publicly available information with respect to the period starting September 1, 2015. All of the Common Share prices are adjusted to reflect the 1-for-8 reverse stock split of the Common Shares, which took effect on April 8, 2015:

	High	Low
Fiscal 2014
First Quarter (September 1, 2013 – November 30, 2013)	$17.12	$9.28
Second Quarter (December 1, 2013 – February 28, 2014)	$14.56	$10.24
Third Quarter (March 1, 2014 – May 31, 2014)	$11.60	$4.00
Fourth Quarter (June 1, 2014 – August 31, 2014)	$6.56	$4.08
Fiscal 2015
First Quarter (September 1, 2014 – November 30, 2014)	$4.48	$1.76
Second Quarter (December 1, 2014 – February 28, 2015)	$3.20	$1.45
Third Quarter (March 1, 2015 – May 31, 2015)	$4.48	$1.63
Fourth Quarter (June 1, 2015 – August 31, 2015)	$4.80	$0.90
Fiscal 2016
First Quarter (September 1, 2015 – November 30, 2015)	$1.65	$0.91
Second Quarter (December 1, 2015 – February 29, 2016)	$0.97	$0.20
Third Quarter (March 1, 2016 – May 31, 2016)	$0.32	$0.16
Fourth Quarter (to date) (June 1, 2016 – June 30, 2016)	$0.40	$0.20

On June 16, 2016, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Common Shares on the NASDAQ Capital Market was $0.22 per share. On June 30, 2016, the last full day of trading before the commencement of the Offer, the closing price of the Common Shares on the NASDAQ Capital Market was $0.39 per share. Stockholders are urged to obtain current market quotations for the Common Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, none of Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

General. The Company is a Delaware corporation and an agricultural biotechnology company that develops and markets seeds and traits to produce crops for animal feed, sugar and other markets. The Company’s advanced plant breeding and biotechnology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple crops, including food, feed, fiber and fuel crops. The Company markets its seed products under its Blade brand. The Company also licenses its biotech traits and technology to other life science companies and organizations. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, California 91320

(805) 376-6500

Projected Financial Information. In connection with our due diligence review of the Company, the Company made available to us the financial forecasts that are referred to in Item 4 – “The Solicitation or Recommendation” of the Schedule 14D-9 under the sub-heading entitled “Certain Financial Forecasts”.

Additional Information. The Common Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements or annual reports on Form 10-K. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating Parent’s acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Roman Merger Sub, Inc.

4001 Lexington Avenue North

Arden Hills, Minnesota 55126

(651) 375-2222

Parent is a Minnesota cooperative corporation and one of America’s premier agribusiness and food companies, with industry-leading operations that span the spectrum from agricultural production to consumer foods. With 2015 annual sales of approximately $13 billion, Parent is one of the nation’s largest cooperatives, ranking 203 on the Fortune 500. Building on a legacy of more than 94 years of operation, Parent today operates some of the most respected brands in agribusiness and food production including LAND O LAKES® Dairy Foods, Purina Animal Nutrition and WinField. Parent does business in all 50 states and more than 60 countries. The business address and business telephone number of Parent are as set forth below:

Land O’Lakes, Inc.

4001 Lexington Avenue North

Arden Hills, Minnesota 55126

(651) 375-2222

The name, business address, citizenship, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Purchaser and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser or Parent, or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements (as defined in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), Purchaser and Parent may each be deemed to be the beneficial owner of an aggregate of 284,931 Common Shares as of June 27, 2016 (including Common Shares that may be issued under Company Options, Restricted Shares and other Company compensatory awards that are exercisable for or may become vested and settle for Common Shares within 60 days of June 27, 2016) (or approximately 1.05% of the total of all Common Shares that are outstanding and all additional Common Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of June 27, 2016).

Except pursuant to the Tender and Support Agreements or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser and Parent and, to the knowledge of Purchaser and Parent, the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Common Shares or any other equity securities of the Company; (ii) none of Purchaser and Parent and, to the knowledge of Purchaser and Parent, the persons referred to in clause (i) above has effected any transaction with respect to the Common Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser and Parent and, to the knowledge of Purchaser and Parent, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser and Parent, their subsidiaries or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or Parent, their subsidiaries or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9.	Source and Amount of Funds.

We estimate that we will need approximately $18.3 million to purchase Common Shares pursuant to the Offer and to complete the Merger (including amounts payable, as a result of the Merger, to holders of Preferred Shares, holders of warrants to purchase Common Shares and holders of in-the-money options to purchase Common Shares), plus related and expenses. Parent will provide Purchaser with sufficient funds for this purpose from available cash.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Parent or Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Schedule 14D-9.

As part of a continuous evaluation of its business and plans, Parent regularly considers a variety of strategic options and transactions. In particular, Parent has evaluated transactions to augment the business operated by its wholly owned subsidiary, Forage Genetics International (“FGI”).

Beginning in late 2014, FGI and the Company began a dialogue regarding potential collaborations between the parties in alfalfa, silage corn and forage sorghum. From time to time during the period of late 2014 to late 2015, the Company inquired into FGI’s interest in possible additional collaborations, including possible funded collaborations. Additionally, in March 2015, representatives of Piper Jaffray, financial advisor to the Company, contacted FGI to discuss potential strategic transactions involving the Company. At this time, Parent and FGI had no serious interest in an acquisition of the Company. See Item 4 – “The Solicitation or Recommendation – Background and Reasons for the Company Board’s Recommendation” of the Schedule 14D-9.

In October 2015, FGI and the Company entered into a multi-year collaboration agreement to develop and commercialize improved alfalfa. Following the entry into the collaboration agreement, representatives of FGI and the Company continued informal, general discussions about their respective businesses.

On December 9, 2015, Mark McCaslin, FGI’s Vice President – Research, Shawn Barnett, FGI’s President, Roger Pennell, the Company’s Vice President of Trait Development, and Walter Nelson, the Company’s Vice President of Product Development, had a dinner meeting during a seed industry convention. During this meeting, and in follow-on conversations in December 2015 and January 2016, Dr. McCaslin expressed a more significant interest in the Company, including a potential equity investment in the Company and pursuing additional collaboration arrangements. Richard Hamilton, the Company’s Chief Executive Officer, provided Dr. McCaslin with contact information for Ladenburg Thalmann & Co., Inc. (“Ladenburg”), who managed the Company’s 2015 equity offering. Parent did not contact Ladenburg or make an equity investment in the Company at that time.

On February 16, 2016, Dr. McCaslin called Cheryl Morley, the chair of the Company Board, to discuss Parent’s interest in acquiring the Company. Ms. Morley advised Dr. McCaslin that she expected Piper Jaffray would assist the Company Board in evaluating proposals for the acquisition of the Company. Dr. McCaslin advised Ms. Morley that Parent would provide a form of confidentiality agreement for the exchange of confidential information in connection with the evaluation of Parent’s potential acquisition of the Company.

On February 17, 2016, Ohad Ludomirsky, Parent’s Director, Corporate Strategy and Business Development, called Ms. Morley to introduce himself and to discuss the process for executing a confidentiality agreement.

Subsequent to the February 17 discussion, Parent provided a form of the Confidentiality Agreement (as defined in Section 11 – “The Merger Agreement; Other Agreements – Confidentiality Agreement”) to the Company for review. Between February 17 and February 24, 2016, representatives of Parent and the Company, including internal counsel for Parent and the Company, negotiated the terms of the Confidentiality Agreement.

On February 24, 2016, Parent and the Company executed the Confidentiality Agreement.

Following the execution of the Confidentiality Agreement, Parent contacted Moelis & Company LLC (“Moelis”) to discuss the engagement of Moelis as Parent’s financial advisor for a potential transaction with the Company. Following the negotiation of an engagement letter, Parent retained Moelis and the engagement letter was executed on March 9, 2016.

On March 5, 2016, Parent delivered to the Company a due diligence request list.

On March 7, 2016, representatives of the Company (which included Dr. Hamilton and Paul Kuc, the Company’s Chief Financial Officer) and representatives of Parent (which included Dr. McCaslin, Mr. Ludomirsky and Mr. Barnett), along with each party’s legal and financial advisors, participated in a telephonic meeting in which the Company’s executive management team provided an overview of the Company’s business.

Following the March 7 meeting, the Company delivered to Parent certain preliminary due diligence materials responsive to matters raised in the March 7 telephonic meeting. These materials included certain, high-level management projections of the Company’s financial performance through the 2025 fiscal year (See Item 4 – “The Solicitation or Recommendation – Certain Financial Forecasts” of the Schedule 14D-9) and the Company’s current capitalization table.

On March 11, 2016, Piper Jaffray delivered to Moelis an instruction letter for Parent’s submission of a preliminary, non-binding indication of its interest in acquiring the Company. The instruction letter set 5:00 p.m., Central Time, on March 24, 2016 as the deadline for the submission of Parent’s indication of interest.

On March 15, 2016, Parent and the Company, along with each party’s internal counsel and Parent’s external intellectual property counsel, discussed certain intellectual property-related due diligence matters.

On March 21, 2016, Parent’s board of directors met for a telephonic meeting in which the directors discussed the potential acquisition of the Company. At the meeting, management of FGI and Parent briefed the board of directors on the opportunity to acquire the Company and on recent discussions among the parties. The board authorized Parent’s management to submit a preliminary, non-binding indication of interest for the acquisition of the Company.

On March 24, 2016, Parent submitted its preliminary, non-binding indication of interest in acquiring all of the Company’s capital stock at a price in the range of $0.29 to $0.43 per Share, in cash, on a fully diluted basis.

On March 31, 2016, the Company granted Parent and its advisors access to a virtual dataroom established for the provision of due diligence information to potential bidders for the Company.

Between the time it was first granted access to the virtual dataroom and the execution of the Merger Agreement on June 16, 2016, Parent conducted a business, legal, accounting and financial due diligence investigation of the Company based on materials provided in the virtual dataroom.

On April 11, 2016, Moelis delivered to Piper Jaffray a list of key topics and subjects to be addressed by the Company at an upcoming management presentation to be held at the Company’s headquarters.

On April 12, 2016, Piper Jaffray delivered to Moelis an instruction letter for Parent’s submission of a written offer for the acquisition of the Company. The instruction letter set 5:00 p.m., Eastern Time, on April 29, 2016 as the deadline for the submission of Parent’s offer.

On April 14, 2016, representatives of Parent and Moelis attended a management presentation and site tour at the Company’s facilities in Thousand Oaks, California, conducted by the Company’s executive management team.

Representatives of Piper Jaffray and the Company’s outside counsel, K&L Gates LLP (“K&L Gates”), attended the management presentation. Representatives of Parent’s outside counsel, Dorsey & Whitney LLP (“Dorsey”), and Parent’s outside intellectual property counsel attended the presentation via telephone conference.

On April 15, 2016, the Company made the auction draft of the Merger Agreement available to Parent in the virtual dataroom. Moelis and Piper Jaffray had a call to debrief from the previous day’s management presentation. During that call, among other matters, Moelis communicated that Parent would not be in a position to submit a proposal by the April 29 deadline set forth in the April 12 instruction letter. Moelis also communicated the importance of the Company’s field test data to Parent’s evaluation of the opportunity and its valuation of the Company and other high-priority due diligence matters.

On April 20, 2016 representatives of Parent attended a site visit at the Company’s facility in Amarillo, Texas.

On April 22, 2016, Moelis and Piper Jaffray had a call in which Piper Jaffray communicated the Company’s agreement to extend the deadline for Parent’s submission of a written offer beyond the April 29 deadline set forth in the April 12 instruction letter. Among other matters, Moelis and Piper Jaffray also discussed certain due diligence matters, the Company’s capital structure and matters related to Parent’s plans for retention of the Company’s employees.

On April 23, 2016, Piper Jaffray delivered to Moelis a letter confirming the Company’s agreement to extend the deadline for Parent’s submission of its final offer to May 6, 2016.

On April 26, 2016, Parent’s board of directors met. As part of an update on Parent’s external development activities, management of Parent and FGI briefed the board on the opportunity to acquire the Company. Parent’s board authorized the acquisition of all of the Company’s capital stock within certain pricing parameters set by the board.

On April 27, 2016, the Capital Review Process Operations Committee of Parent’s board of directors met. The committee discussed the potential acquisition of the Company as part of a review of Parent’s potential capital expenditure projects.

On May 6, 2016, Parent submitted its proposal to acquire all of the Company’s capital stock at a price per Share of $0.36, in cash, on a fully diluted basis. Parent’s proposal was accompanied by a mark-up of the merger agreement and a draft of the Exclusivity Agreement (as defined in Section 11 – “The Merger Agreement; Other Agreements – Exclusivity Agreement”) providing for a 60-day exclusivity period for Parent to complete confirmatory due diligence and for the parties to negotiate a definitive merger agreement for the proposed transaction.

On May 10, 2016, Moelis and Piper Jaffray discussed Parent’s May 6 proposal. Piper Jaffray communicated the Company’s request that Parent provide a “best and final” offer in advance of a meeting of a transaction committee comprised of members of the Company Board scheduled for May 13. In addition to valuation, Piper Jaffray described several issues with Parent’s May 6 proposal, including certain aspects of the merger agreement mark-up included with Parent’s proposal and the requested duration of the exclusivity period. Piper Jaffray also relayed certain concerns regarding the retention of the Company’s personnel following the announcement of a transaction and questions regarding how a transaction might affect the Company’s plans to pay annual employee bonuses.

On May 11, 2016, Dorsey and K&L Gates discussed certain provisions of the merger agreement mark-up included with Parent’s May 6 proposal.

On May 12, 2016, Parent submitted a revised proposal to acquire all of the Company’s capital stock at a “best and final” price per Share of $0.40, in cash, on a fully diluted basis. Parent’s revised proposal was accompanied by a revised mark-up of the merger agreement, reflecting the previous day’s discussion between outside counsel of certain provisions of the merger agreement and a draft Exclusivity Agreement providing for a 45-day exclusivity period for Patent to complete confirmatory due diligence and for the parties to negotiate a definitive merger agreement for the proposed transaction. The revised Exclusivity Agreement draft also contained a carve-out permitting the Company to continue certain activities related to the possible divestiture of its Persephone software business.

On May 14, 2016, Barry Wolfish, Parent’s Senior Vice President – Mergers and Acquisitions, and Ms. Morley discussed the revised proposal submitted by Parent on May 12. Mr. Wolfish and Ms. Morley discussed the meeting of the Company Board’s transaction committee held the previous day and the committee’s reaction to the revised proposal. In particular, Mr. Wolfish and Ms. Morley discussed Parent’s request that it be granted a 45-day exclusivity period. Ms. Morley reported that the transaction committee had authorized the entry into 30-day exclusivity period with Parent and was prepared to consider appropriate extensions of that period, if necessary, in order for Parent to complete its confirmatory due diligence and for the parties to negotiate a definitive merger agreement. Representatives of Moelis and Piper Jaffray also discussed the previous day’s meeting of the transaction committee and Parent’s request for a 45-day exclusivity period.

On May 15, 2016, Piper Jaffray delivered to Moelis a revised draft of the Exclusivity Agreement. Among other revisions, the revised draft included an exclusivity period of 30 days.

On May 16, 2016, Moelis delivered to Piper Jaffray a revised draft of the Exclusivity Agreement. The revised draft reflected Parent’s acceptance of the Company’s proposed 30-day exclusivity period. Dorsey and K&L Gates, along with Parent’s local Delaware counsel, discussed certain aspects of the draft merger agreement which accompanied Parent’s revised May 12 proposal. Moelis and Piper Jaffray held a follow-up discussion concerning the Exclusivity Agreement, in which Moelis communicated Parent’s position that it expected any further negotiations with respect to Parent’s revised May 12 proposal, including further negotiations regarding the terms of the merger agreement, to be conducted following the entry into the Exclusivity Agreement.

On May 17, 2016, Mr. Wolfish sent an email to Ms. Morley to reiterate Parent’s interest in the transaction described in its May 12 revised proposal and to communicate Parent’s priority that the Exclusivity Agreement be executed as soon as possible. Later that day, K&L Gates called Dorsey to indicate that the Company was prepared to execute the Exclusivity Agreement in the form supplied by Parent the previous day. Following this discussion, the parties executed the Exclusivity Agreement.

Between May 17, 2016 and the execution of the Merger Agreement on June 16, 2016, Parent performed certain confirmatory due diligence activities, including certain due diligence that Parent had deferred until the entry into the Exclusivity Agreement. This process involved multiple contacts between personnel and representatives of Parent and the Company between the execution of the Exclusivity Agreement and the execution of the Merger Agreement.

On May 18, 2016, Moelis and Piper Jaffray exchanged emails discussing the Company’s scheduled participation in an upcoming investor conference.

On May 19, 2016, Dorsey and K&L Gates discussed the status of the Company’s preparation of a revised draft Merger Agreement and the related disclosure schedules, Parent’s preparation of a draft of the Tender and Support Agreements (as defined in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”) to be entered into with the Company’s directors and certain of the Company’s officers, Parent’s progress in completing its due diligence and the possibility of the Company adopting an exclusive forum bylaw in connection with the entry into of the Merger Agreement.

On May 20, 2016, Dorsey and K&L Gates, along with each party’s internal counsel and Parent’s outside intellectual property counsel, discussed certain intellectual property-related provisions addressed in the draft Merger Agreement. K&L Gates delivered to Dorsey a revised draft of the Merger Agreement.

On May 25, 2016, Dorsey and K&L Gates, along with each party’s internal counsel, discussed the May 20 draft of the Merger Agreement.

On June 1, 2016, Dorsey delivered to K&L Gates a revised draft of the Merger Agreement.

On June 2, 2016, Dorsey delivered to K&L Gates a draft of the Tender and Support Agreement.

Also on June 2, 2016, Parent delivered employment offer letters to Dr. Pennell and Clint Johnson, the Company’s Director of Seed Operations. The employment offer letters outlined the proposed terms of offers of employment with Parent, contingent upon the closing of the Merger. Mr. Johnson executed the employment offer letter on June 3, 2016. Between June 2 and June 28, Dr. McCaslin and Dr. Pennell negotiated certain terms of the employment offer letter and Parent delivered revised drafts of the offer letter to Dr. Pennell during this time period. On June 28, 2016, Dr. Pennell executed the employment offer letter. See Item 3 – “Arrangements with Current Executive Officers and Directors of the Company – Executive Officer Employment Agreements following the Merger” of the Schedule 14D-9.

On June 5, 2016, Moelis and Piper Jaffray discussed certain issues in the June 1 Merger Agreement draft, including the structure for completing the Merger following the successful completion of the Offer and the deal protection terms, including the termination provisions of the Merger Agreement. Moelis and Piper Jaffray also discussed the employment terms proposed by Parent for Dr. Pennell.

On June 6, 2016, Dorsey and K&L Gates, along with each party’s internal counsel, discussed the June 1 draft of the Merger Agreement.

On June 8, 2016, Dorsey delivered to K&L Gates an initial draft of a proposed exclusive forum bylaw. K&L Gates delivered to Dorsey a revised draft of the Merger Agreement and an initial draft of the disclosure schedules to the Merger Agreement.

On June 9, 2016, K&L Gates delivered to Dorsey a revised draft of the Tender and Support Agreement and an initial draft of the supplemental disclosure letter.

On June 10, 2016, the Company delivered to Parent a revised draft of the disclosure schedules to the Merger Agreement. The following day, K&L Gates also delivered to Dorsey the revised disclosure schedules.

On June 12, 2016, Dorsey delivered to K&L Gates a revised draft of the Merger Agreement.

On June 13, 2016, Dorsey and K&L Gates discussed the status of the negotiations of the transaction agreements and a potential timeline for execution of the Merger Agreement. Dorsey delivered to K&L Gates a revised draft of the disclosure schedules.

On June 14, 2016, Dorsey delivered to K&L Gates a revised draft of the Tender and Support Agreement. Dorsey and K&L Gates, along with each party’s internal counsel, discussed the June 12 draft of the Merger Agreement and the proposed fairness opinion to be delivered by Piper Jaffray. The Company delivered a draft press release for the announcement of the transaction to Parent.

Also on June 14, 2016, Parent’s board of directors met. Management of Parent and FGI provided a briefing of the status of negotiations and the expected timeline for execution of the Merger Agreement.

On June 15, 2016, Parent and the Company exchanged comments on the joint press release announcing the execution of the Merger Agreement and other communications documents to be used in connection with the announcement of the transaction. K&L Gates delivered to Dorsey a revised draft of the Merger Agreement. Parent and the Company held a call, which included each party’s legal and financial advisors, to discuss the remaining open issues in the Merger Agreement and the Piper Jaffray fairness opinion. Dorsey and K&L Gates, along with each party’s internal counsel, discussed the draft of the Merger Agreement delivered by K&L Gates earlier that day. Dorsey delivered to K&L Gates revised drafts of the Merger Agreement, the disclosure schedules and Tender and Support Agreement. K&L Gates delivered to Dorsey revised drafts of the Merger Agreement and of the exclusive forum bylaw to be adopted by the Company Board.

On June 16, 2016, Parent and the Company finalized the press release and the other communications documents to be used in connection with the announcement of the transaction. K&L Gates delivered to Dorsey a draft of the Form 8-K to be filed by the Company in connection with the execution of the Merger Agreement and the Tender and Support Agreements. Parent and the Company exchanged multiple revised drafts of, and discussed, the disclosure schedules, and counsel to Parent and the Company exchanged revised drafts of, and discussed, the Merger Agreement and the Tender and Support Agreements. K&L Gates delivered to Dorsey a copy of the fairness opinion in the form delivered by Piper Jaffray to the Company Board.

During the evening of June 16, 2016, Parent, Purchaser and the Company entered into the Merger Agreement. As a condition to the Merger Agreement, the Supporting Stockholders entered into the Tender and Support Agreements with Parent and Purchaser. The parties finalized the communications package, and a joint press release announcing the entry into the Merger Agreement was issued prior to the opening of trading on the NASDAQ Capital Market on June 17, 2016.

On July 1, 2016, Purchaser commenced the Offer. During the pendency of the Offer, Parent intends to have ongoing contacts with the Company and its directors, officers and stockholders.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Parent, Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Common Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Common Shares validly tendered and not withdrawn pursuant to the Offer (excluding Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) as soon as practicable after Purchaser is permitted to do so under applicable law or regulations, and will pay the Common Offer Price in exchange for such Common Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Common Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right, in its sole discretion, to increase the Common Offer Price, to waive any Offer Condition other than the Minimum Condition or make any other changes to the terms and conditions of the Offer not inconsistent with the Merger Agreement, except that, without the prior written consent of the Company, Purchaser may not:

•	decrease the Common Offer Price,

•	change the form of consideration to be delivered by Purchaser pursuant to the Offer,

•	decrease the maximum number of Common Shares subject to the Offer,

•	impose conditions to the Offer in addition to the Offer Conditions,

•	amend, modify or supplement any of the Offer Conditions,

•	amend or modify the Minimum Condition, or

•	extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement, which is summarized under “Extensions of the Offer/Subsequent Offering Period.”

The Merger Agreement also provides that Parent and Purchaser may waive the Minimum Condition only with the prior written consent of the Company, in its sole discretion.

Extensions of the Offer

The Merger Agreement provides that (i) if on the applicable Expiration Date, any of the Offer Conditions (including the Minimum Condition) have not been satisfied or, to the extent waivable by Parent or Purchaser pursuant to the Merger Agreement, waived by Parent or Purchaser, then Purchaser shall extend the Offer for successive periods of not more than ten business days each (as determined by Purchaser), or such other period as may be agreed by Parent and the Company, to permit the satisfaction of such Offer Conditions; and (ii) Purchaser shall extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or NASDAQ or its staff.

Schedule 14D-9 and Company Board Recommendation

The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC substantially contemporaneously with the filing by Purchaser of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will include: (i) the Company Board’s unanimous recommendation that the stockholders of the Company accept the Offer and tender their Common Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), (ii) the fairness opinion of the Company’s financial advisor, (iii) a summary of the financial analysis performed by the financial advisor, and (iv) the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger will close as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Common Shares validly tendered (and not withdrawn) pursuant to the Offer).

The Merger will be governed by Section 251(h) of the DGCL unless a Triggering Event (as defined below) occurs, in which case, the Merger will be governed by Section 253 of the DGCL. The Merger Agreement provides that the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the first time as of which Purchaser irrevocably accepts any Common Shares for payment pursuant to the Offer (the “Offer Acceptance Time”), without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL or, following a Triggering Event, Section 253 of the DGCL.

If a Triggering Event occurs, causing the Merger to be governed by Section 253 of the DGCL, to the extent necessary for Purchaser to hold at least 90% of the issued and outstanding Common Shares immediately prior to the effective time of the Merger, the Company has issued to Purchaser a top-up option to purchase from the Company a number of newly issued Common Shares sufficient to cause Purchaser to own at least 90% of the Common Shares outstanding immediately after the exercise of such option, at a price per Common Share equal to the Common Offer Price.

The Merger Agreement provides that, as promptly as practicable after the closing of the Merger, the Company will file with the Delaware Secretary of State a certificate of merger (or, if a Triggering Event has occurred, a certificate of ownership and merger) (the “Certificate of Merger”). The Merger Agreement provides that the Merger will become effective on such date and at such time (the “Effective Time”) as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation.

As defined in the Merger Agreement, the term “Triggering Event” means: (i) a court or other governmental authority of competent jurisdiction has issued any order, decree or ruling, adopted any applicable law, or has taken any other action, having the effect of restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement if effected pursuant to Section 251(h) of the DGCL or (ii) any person has asserted (or threatened to assert) a claim in a court of competent jurisdiction that Section 251(h) of the DGCL is inapplicable to any merger contemplated by a merger agreement permitting or requiring such merger to be effected under Section 251(h) of the DGCL (including, for the avoidance of doubt, the Merger) and such claim is based, in whole or in part, on the basis set forth in the disclosure schedule to the Merger Agreement.

The Merger Agreement provides that, at the Effective Time, each Common Share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive an amount equal to the Common Offer Price, net to the seller in cash without interest thereon and subject to any required tax withholding (the “Common Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Common Share is held by the Company immediately prior to the Effective Time or irrevocably accepted by Purchaser for purchase in the Offer, in which case such Common Share will be cancelled, and no payment will be made with respect thereto; or

•	such Common Share is a Dissenting Common Share (as defined in the following paragraph).

The Merger Agreement provides that Common Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has properly exercised appraisal rights of such Common Shares in accordance with Section 262 of the DGCL (such Section, “Section 262,” and such Common Shares, until such time as such stockholder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Common Shares, “Dissenting Common Shares”) will not be converted into or be exchangeable for the right to receive the Common Consideration, but instead such holder will be entitled to payment of the appraised value of such Dissenting Common Shares in accordance with the provisions of Section 262. The Merger Agreement provides that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262 or if a court of competent jurisdiction determines that the holder is not entitled to the relief provided by Section 262, such Common Shares will be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Common Consideration for each Common Share, without any interest thereon.

Top-Up Option

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable top-up option to purchase from the Company, at a price per share equal to the Common Offer Price, up to the number of authorized and unissued shares of the Company’s common stock (the “Top-Up Shares”) that, when added to the number shares of the Company’s common stock already owned by Purchaser at the time the top-up option is exercised, would represent at least 90% of the Common Shares outstanding immediately after giving effect to the issuance of the Top-Up Shares. If a Triggering Event occurs, Purchaser will exercise the top-up option as promptly as practicable after the Offer Acceptance Time if (i) the Offer Acceptance Time has occurred, (ii) the Minimum Condition has been satisfied, and (iii) Purchaser does not hold Common Shares representing at least 90% of the Common Shares then outstanding. If the top-up option is exercised, Parent, Purchaser and the Company will use their best efforts to cause the Merger to be completed in accordance with Section 253 of the DGCL as promptly as possible following the issuance of the Top-Up Shares on the same day as the closing of the purchase of the Top-Up Shares. At the closing of the purchase of the Top-Up Shares, the purchase price for the Top-Up Shares will be paid to the Company, at Purchaser’s option, either fully in cash or by (a) paying an amount in cash equal to not less than the aggregate par value of the Top-Up Shares and (b) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price of the Top-Up Shares less the amount paid in cash for the Top-Up Shares at the Top-Up Shares closing. Any such promissory note will bear interest at the rate of 5% per annum, will be full recourse against Parent and Purchaser, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Any dilutive impact on the value of the Common Shares as a result of the exercise of the top-up option will not be taken into account in the determination of the fair value of the Dissenting Common Shares.

Treatment of Preferred Shares in the Merger

The Merger Agreement provides that, at the Effective Time, all of the issued and outstanding Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”), will be automatically converted into the right to receive an amount equal to (a) the Common Consideration multiplied by (b) 2,500, net to the holder in cash without interest thereon and subject to any required tax withholding (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless such Preferred Share is held by the Company or irrevocably accepted by Purchaser for purchase in the Offer, in which case such Preferred Share will be cancelled, and no payment will be made with respect thereto.

Treatment of Company Options and other Compensatory Awards in the Merger

The Merger Agreement provides that, at the Effective Time, each option to purchase Common Shares (the “Company Options”) that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (A) the total number of Common

Shares subject to such Company Option and (B) the excess, if any, of the Common Offer Price over the exercise price per share of Common Shares previously subject to such Company Option. Each outstanding restricted Common Share (the “Restricted Shares”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the Common Offer Price for each such Restricted Share.

Treatment of Warrants in the Merger

The Merger Agreement provides that, at the Effective Time, each warrant to purchase Common Shares that is outstanding immediately prior to the Effective Time and which is exercisable for the Black-Scholes Value (each a “BSV Warrant”) shall be entitled to receive, in accordance with the terms of such BSV Warrant as existing at the date hereof, and in lieu of any other amount or consideration to which such holder might otherwise have been entitled to receive pursuant to such BSV Warrant, either (i) an amount of cash equal to the product of (x) the aggregate number of Common Shares for which such BSV Warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Common Offer Price over the per share exercise price under such BSV Warrant, or (ii) at the holder’s option, exercisable at any time concurrently with, or within thirty days following, the Effective Time, an amount in cash equal to the “Black Scholes Value” (as defined in the warrant agreement relating to such BSV Warrant and calculated pursuant to the terms thereof) of such BSV Warrant. Each other warrant (together with the BSV Warrants, the “Company Warrants”) that is outstanding immediately prior to the Effective Time shall be exercisable for an amount of cash equal to the product of (x) the aggregate number of Common Shares for which such warrant was exercisable immediately prior to the Effective Time and (y) the excess, if any, of the Common Offer Price over the per share exercise price under such warrant.

Adjustments to the Common Offer Price and Merger Consideration

The Merger Agreement provides that the Common Offer Price will be adjusted proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Shares), reorganization, recapitalization, reclassification, combination, exchange of shares, or other like change with respect to Common Shares or Preferred Shares occurring between the date of the Merger Agreement and the Offer Acceptance Time.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings and the Sarbanes-Oxley Act; financial statements and internal controls; certain disclosure documents; absence of certain changes; the Company not having certain undisclosed liabilities; litigation; compliance with applicable law or regulations; material contracts; taxes; employee benefit plans; labor and employment matters; insurance policies; environmental matters; intellectual property and information technology; properties; interested party transactions; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; customers and suppliers; finders’ fees; and anti-takeover laws.

In the Merger Agreement, Parent has made customary representations and warranties to the Company, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; information supplied by Parent for inclusion in the Schedule TO and related documents; financing; and Parent and Purchaser not being “interested stockholders” immediately prior to the time the Company Board approved the Merger Agreement.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as (i) a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; or (ii) an effect that would prevent, materially delay or materially impair the commencement of, or the purchase of or payment for Common Shares tendered pursuant to, the Offer, or the Company’s ability to complete the Merger, excluding, in the case of the preceding clause (i), any such material adverse effect resulting from or arising out of:

•	any changes in general United States or global economic conditions;

•	conditions (or changes therein) in any industry or industries in which the Company and the subsidiaries of the Company operate;

•	general economic or political or conditions (or changes therein), including any changes affecting financial, credit or capital market conditions;

•	any change or prospective changes in GAAP or interpretation thereof;

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of and by any court or other governmental authority (including with respect to taxes);

•	acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of terrorism, acts of armed hostility, weather conditions or other similar force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement;

•	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby or compliance with the terms of the Merger Agreement;

•	changes in the Common Share price, in and of itself;

•	any failure by the Company to comply with any of NASDAQ’s continuing listing standards for NASDAQ Capital Market companies or the Company’s failure to continue to be listed on the NASDAQ Capital Market;

•	any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself;

•	the pendency or public announcement of the execution of the Merger Agreement or the transactions contemplated thereby, including any resulting litigation; or

•	any action or failure to take any action that is expressly consented to or requested by Parent in writing.

Covenants

Operating Covenants

The Merger Agreement provides that, except as expressly permitted or contemplated by the Merger Agreement, as required by applicable laws or regulations or as consented to by Parent in writing, during the period from the date of the Merger Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to preserve intact its and their present business organizations, material assets and its material intellectual property and to preserve its and their present relationships with persons with whom it and they have material business relations.

The Merger Agreement also provides that, without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement or as required by applicable law or regulations, the Company will not, nor will it permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

•	amend the Company’s or any of its subsidiaries’ certificate of incorporation, bylaws or other comparable charter or organizational documents or otherwise alter the corporate structure of the Company or any of its subsidiaries through merger, liquidation, reorganization or otherwise;

•	issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of the Company or any of its subsidiaries, or any other ownership interest (including any phantom interest) in the Company or any of its subsidiaries, other than in certain circumstances in connection with the Company Options, the Company Warrants or the Preferred Shares;

•	redeem, repurchase or otherwise acquire, directly or indirectly, any Common Shares (other than pursuant a repurchase right in favor of Company with respect to unvested shares at no more than cost);

•	incur any indebtedness or guarantee any indebtedness for borrowed money or issue or sell any debt securities or guarantee any debt securities or other obligations of others or sell, pledge, dispose of or create a lien on any assets (except for (i) sales of assets in the ordinary course of business and (ii) dispositions of obsolete or worthless assets) provided, however, that, if the closing of the Merger has not occurred on or before August 15, 2016, the Company shall have the right, in consultation with Parent, to incur indebtedness for borrowed money, or issue or sell debt securities, with a principal amount not to exceed $2,000,000 on such terms as are consented to by Parent in writing (such consent not to be unreasonably withheld), provided that no such indebtedness may result in the creation or imposition of any lien on the assets of the Company or any subsidiary of the Company that cannot be prepaid at any time prior to maturity without penalty or prepayment fee;

•	accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or warrants or authorize cash payments in exchange for any options, except as may be required under any Company Options, Restricted Shares, Company Warrants, contract or the Merger Agreement or as may be required by applicable law;

•	declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock;

•	split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu or, or in substitution for shares of its capital stock;

•	amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary of the Company to repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries;

•	take any action that would modify or change any term in any material respect of any indebtedness of the Company or any of the subsidiaries of the Company;

•	sell, lease, assign, transfer, abandon, fail to maintain, license, sublicense, subject to any lien or otherwise dispose of any material intellectual property or a material asset of the Company or a subsidiary of the Company except (i) pursuant to existing material contracts or commitments, or (ii) licenses in the ordinary course of business;

•	acquire any corporation, partnership or other business organization or division thereof or any other material property or assets;

•	enter into or amend any Company Material Contract or grant any release or relinquishment of any material rights under any Company Material Contract;

•	authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of $100,000, taken as a whole;

•	forgive any loans to any person, including its employees, officers, directors or affiliates;

•	take various actions related to the hiring, termination or modification of the terms of employment or engagement (including compensation) of employees, consultants, contractors and advisors;

•	take any action, other than as required by applicable law or GAAP, to change accounting policies or procedures (following consultation with the Company’s independent auditor);

•	agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting the Company, any of its subsidiaries or any of their respective affiliates from competing in any line of business or with any person or in any area or engaging in any activity or business;

•	enter into any contract, or relinquish or terminate any contract or other right, in any individual case with an annual value in excess of $100,000 or with a value over the life of the contract in excess of $250,000;

•	take various actions relating to taxes;

•	pay, discharge, settle or satisfy any claims, litigation, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their terms, of liabilities or obligations (x) fully reflected or reserved against in, or contemplated by, the most recent consolidated financial statements or (y) incurred in the ordinary course of business and in an amount less than $100,000;

•	cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

•	enter into, or agree to enter into, any material partnership agreement, joint development agreements or strategic alliances;

•	initiate any litigation, action, suit, proceeding, claim or arbitration or settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except in connection with the Merger Agreement); or

•	take, or agree in writing or otherwise to take, any of the foregoing actions.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that neither the Company nor any of its subsidiaries will, and the Company and its subsidiaries shall use its best efforts to cause their directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives (collectively, the “Representatives”) not to, directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate the submission or an announcement of any Company Competing Proposal (as defined below) or the making of any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal or (i) participate in any negotiations regarding any Company Competing Proposal, (ii) provide anyone access to the business, properties, assets, employees, officers, directors, books or records of the Company or any subsidiary of the Company, or furnish to anyone any nonpublic information relating to the Company or any subsidiary of the Company, in each case, in connection with any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal, (iii) engage in discussions with anyone with respect to any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal, (iv) waive, terminate, modify or release anyone from any standstill or similar agreement or obligation (except that the Company may waive such standstill agreement or obligation solely to permit a person privately to make a Competing Company Proposal to the Company Board if the Company Board has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board under Delaware law), (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL, (vi) enter into any letter of intent, agreement in principle, term sheet, merger agreement, joint venture agreement, partnership agreement or any agreement or commitment (X) contemplating or otherwise providing for, any Company Competing Proposal or (Y) requiring the Company to abandon, terminate or fail to consummate the Merger, or (vii) resolve, propose or agree to do any of the foregoing.

The Merger Agreement provides that any violation of the foregoing restrictions by any subsidiary of the Company or Representatives of the Company or any of its subsidiaries will be deemed to be a breach by the Company of the provisions of the Merger Agreement providing for such restrictions. The Merger Agreement also provides that the Company will, and will cause its subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated and will not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Company Competing Proposal and use reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any subsidiary that was furnished by or on behalf of the Company and its subsidiaries to return or destroy (and confirm destruction of) all such information.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement which are summarized in the preceding two paragraphs, if the Company receives, prior to the Offer Acceptance Time, a bona fide, unsolicited, written Company Competing Proposal from any Person not resulting from or arising out of the Company’s intentional breach of the foregoing restrictions, which the Company Board determines, in good faith, after consultation with the Company’s outside legal and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result in a Company Superior Proposal, then, in either event, with respect to such Company Competing Proposal or Person, the Company may furnish nonpublic information to the third party making such Company Competing Proposal upon receipt from such third party of a confidentiality agreement that meets the requirements set forth in the Merger Agreement and engage in discussions or negotiations with such third party with respect to the Company Competing Proposal, provided, in each case, the Company Board has determined, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board under applicable law.

The Merger Agreement provides that the Company will not be permitted to take any of the actions described in the provisions of the Merger Agreement which are summarized in the preceding paragraph unless, at least 24 hours prior to taking such action, the Company notifies Parent that it intends to take such action. The Merger Agreement further provides that the Company will also promptly (and, in any event, within 24 hours) notify Parent after it obtains knowledge of the receipt by the Company or any of its Representatives of any Company Competing Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to any Company Competing Proposal, or any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party, in each case in connection with any Company Competing Proposal or inquiry, offer or proposal that would reasonably be expected to lead to an Company Competing Proposal. The Merger Agreement provides that, in such notice, the Company will identify the third party making, and the material terms and conditions of, any such Company Competing Proposal, inquiry, offer, proposal or request. The Merger Agreement provides that the Company will:

•	keep Parent informed on a reasonably prompt basis of any material developments concerning any such Company Competing Proposal;

•	as promptly as practicable, provide Parent with copies of any material written materials relating to any such Company Competing Proposal or any material change to the financial or other material terms and conditions thereof;

•	promptly provide Parent with any non-public information concerning the business, present or future performance, financial condition or results of operations of the Company (or any of its subsidiaries), provided to any third party that was not previously provided to Parent; and

•	provide Parent with at least 24 hours’ prior notice (or such lesser period of prior notice provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Company Competing Proposal.

As defined in the Merger Agreement, “Company Competing Proposal” means any proposal or offer from any third party relating to any transaction or series of related transactions involving:

•	any merger, consolidation, spin-off, share exchange (including a split-off) or business combination, joint venture or similar transaction involving the Company or any of its Subsidiaries representing 20% or more of the consolidated assets or annual revenues of the Company and its Subsidiaries, taken as a whole;

•	any sale, lease, exchange, mortgage, transfer, license (other than licenses in the ordinary course of business), or other disposition of 20% or more of the consolidated assets (including the equity of the subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof);

•	any purchase or sale of shares of capital stock or other securities representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer;

•	any extraordinary dividend, reorganization, recapitalization, liquidation or dissolution of the Company; or

•	any other transaction having a similar effect to the previously described proposals.

As defined in the Merger Agreement, “Company Superior Proposal” means any bona fide written Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), not arising from a breach of Section 5.2 of the Merger Agreement ( the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions” and under “Change in Recommendation”), which (i) the Company Board or a duly authorized committee thereof, determines in good faith after consultation with the Company’s outside legal and financial advisors, and after taking into account all financial, legal, regulatory, and other aspects of such Company Competing Proposal, to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all relevant factors (including all the terms and conditions of such Company Competing Proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such Company Competing Proposal or otherwise)), and (ii) would reasonably be expected to be completed on the terms proposed.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement which are summarized in this subsection entitled “No Solicitation and Superior Proposal Provisions”, until the Effective Time, the Company may solicit proposals that exclusively relate to a Persephone Divesture Transaction and may negotiate the terms of a Persephone Divesture Transaction; provided, however, the Company agrees that it shall not enter into a definitive agreement with respect to any Persephone Divestiture Transaction without Parent’s prior written consent. As defined in the Merger Agreement, “Persephone Divestiture Transaction” means any sale, lease, exchange, transfer, license or other disposition relating solely to the assets (including intellectual property assets, outlicensing agreements, employees and contractors) of the Company or any of its subsidiaries that are used exclusively in the conduct of the Company’s Persephone software business.

Change of Recommendation

The Merger Agreement provides that, except as provided below, neither the Company Board shall not (i) approve, adopt or recommend or propose publicly to approve, adopt or recommend any Company Competing Proposal, (ii) other than in the case of a Company Competing Proposal in the form of a tender or exchange offer, fail to affirm publicly the Company Board Recommendation upon Parent’s written request within five business days after such request after a public announcement of a Company Competing Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser) for the Common Shares or the Preferred Shares prior to the eleventh business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (iv) fail to make the Company Board Recommendation, (v) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, or (vi) resolve or agree to take any of the foregoing actions (each, a “Company Change of Recommendation”).

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized above in this subsection entitled “Change of Recommendation”, the Company Board may make a Company Change of Recommendation in response to a material effect that becomes known to the Company Board that was neither known, nor reasonably foreseeable by, the Company Board or a committee thereof, as of the date of the Merger Agreement and that does not relate in any way to any Company Competing Proposal (a “Company Intervening Event”), if and only if:

•	the Company Board has determined in good faith that a Company Intervening Event has occurred;

•	the Company provides Parent with four business days’ prior written notice and enters good faith negotiations with Parent to address the Company Intervening Event; and

•	following the expiration of the notice period (and any extensions thereof), the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board under applicable law.

Additionally, the Company Board may make a Company Change of Recommendation response to a Company Superior Proposal, if and only if:

•	the Company provides Parent with four business days’ prior written notice and enters good faith negotiations with Parent regarding potential revisions to the Merger Agreement;

•	the Company attaches to such notice a copy of the Company Superior Proposal, a copy of any proposed agreements for such Company Superior Proposal or, if not provided in writing to the Company, a written summary of the terms and the identity of the third party making the Company Superior Proposal;

•	during the notice period, the Company negotiates with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Company Competing Proposal ceases to constitute a Company Superior Proposal, if Parent, in its discretion, proposes to make such adjustments, with the notice period being extended each time there is any material revision to the terms of a Company Superior Proposal, including any revision in price, to ensure that at least two business days remain in the notice period subsequent to the time the Company notifies Parent of any such material revision;

•	Parent does not make, within the notice period (and any extensions thereof), an offer that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be at least as favorable to the stockholders of the Company as such Company Superior Proposal; and

•	following the expiration of the notice period (and any extensions thereof), the Company Board determines, in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board under applicable law.

The Merger Agreement provides that nothing contained in the Merger Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board has reasonably determined in good faith after consultation with the Company’s outside legal counsel that the failure to do so would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Delaware law or if such disclosure is otherwise required by law.

Access to Information

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company will give Parent and its Representatives reasonable access to the offices, properties, books, records, contracts, governmental authorizations, documents, directors, officers and employees of the Company and its subsidiaries and furnish certain financial, tax and operating data as reasonably requested subject in each case to certain limitations relating to confidentiality, attorney-client privilege, and limitations under applicable law or regulations.

Notice of Certain Events

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any court or other governmental authority in connection with the Merger Agreement, the Offer, the Merger or other transactions contemplated by the Merger Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) of any legal proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its Subsidiaries or affiliates or otherwise relating to, involving or affecting such party or any of its Subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Merger Agreement, the Offer, the Merger or other transactions contemplated by the Merger Agreement, (iii) any notice or other communication received by any party from any Person requesting the convening of a meeting of the shareholders of such party and (iv) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or, in the case of the Company, any of the subsidiaries of the Company, which would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by the Merger Agreement. In addition, the Company shall give prompt notice to Parent of any inaccuracy of any representation or warranty of the Company or breach of any covenant or agreement by the Company contained in the Merger Agreement at any time during the term hereof that would reasonably be expected to cause the Minimum Condition or certain other condition to not to be satisfied at the Offer Acceptance Time.

Director and Officer Indemnification

The Merger Agreement provides that, subject to certain limitations on premiums, for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of the Company (or equivalent prepaid “tail” or “runoff” policies obtained prior to the Effective Time) with respect to acts or omissions occurring prior to the Effective Time covering each Person covered as of the date of the Merger Agreement by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement. The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurred, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company and its subsidiaries to: (i) each indemnification agreement disclosed pursuant to the Merger Agreement with any Person who is now, or has been at any time prior to the date of the Merger Agreement, a director or officer of the

Company or any of its subsidiaries (an “Indemnified Party”); and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement, subject in each case to any limitations imposed by applicable law or regulation. The Merger Agreement provides that the obligations of Parent and the Surviving Corporation under the provisions of the Merger Agreement which are summarized in this paragraph will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party and that the Indemnified Parties will be third-party beneficiaries of those provisions and entitled to enforce the covenants contained in those provisions.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

The Merger Agreement provides that each of the Company, Purchaser and Parent will use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law or regulations, contracts and otherwise to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and (ii) using its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary to be obtained by such party from any third party or any court or other governmental authority in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, notwithstanding anything to the contrary therein, in connection with the receipt of any necessary approvals or clearances by any court or other governmental authority (including under any applicable antitrust law), nothing in the Merger Agreement shall require Parent or any of its affiliates to, nor shall the Company or any of its affiliates without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or any of their respective affiliates. Notwithstanding anything to the contrary herein, in no event shall Parent or any of its affiliates be obligated to litigate or participate in the litigation of any legal proceeding, whether judicial or administrative, brought by any court or other governmental authority or appeal any order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or seeking to obtain from Parent or any of its affiliates any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates, in each case as a result of or in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Public Announcements

The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby, subject to certain customary exceptions.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the

Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by the Merger Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company and any affiliate of a director of the Company that may rely on Rule 16b-3.

Employment and Employee Benefits

The Merger Agreement provides that, from and after the date of the closing of the Merger, Parent shall ensure that each employee who continues to be actively employed by the Parent or the Surviving Corporation or any Subsidiary thereof (each a “Continuing Employee”), will receive credit under each employee benefit plan sponsored by Parent under which such Continuing Employee is eligible to participate, for periods of employment with the Company (including any current or former affiliate of the Company or any predecessor of the Company to the extent such service was recognized by the respective benefit plan of the Company) for purposes of calculating such Continuing Employee’s eligibility and vesting service and benefit amounts under any severance or vacation plan, unless such credit would result in a duplication of benefits with respect to the same period of service.

The Merger Agreement provides that the provisions of the Merger Agreement which are summarized above were included in the Merger Agreement for the sole benefit of the parties to the Merger Agreement, and do not create any right in any other Person, including any Continuing Employee.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by court or other governmental authority of competent jurisdiction and remain in effect, and there will not be any applicable law or regulation enacted or deemed applicable to the Merger that makes the consummation of the Merger illegal; (ii) Purchaser shall have accepted for payment and paid for Common Shares validly tendered (and not withdrawn) pursuant to the Offer; and (iii) in the event a Triggering Event has occurred, Purchaser shall hold Common Shares (including Common Shares validly tendered into the Offer and not validly withdrawn (but not including any Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the Depositary for the Offer in full settlement or satisfaction of such guarantee) and including any top-up Common Shares) representing at least ninety percent (90%) of the Common Shares then outstanding.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated by mutual written agreement of the Company and Parent at any time prior to the Effective Time. Additionally, the Merger Agreement may be terminated at any time prior to the Effective Time by either the Company or Parent if:

•	the Offer Acceptance Time has not occurred on or prior to the close of business on the ninetieth day after the date of the Merger Agreement;

•	the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement; or

•	a court of competent jurisdiction or other governmental authority of competent jurisdiction has issued a final and nonappealable order, decree or ruling, adopted any applicable law, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Common Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Offer Acceptance Time by Parent by written notice to the Company if:

•	the Company Board has made a Company Change of Recommendation or otherwise approved, endorsed or recommended a Competing Company Proposal;

•	the Company, any subsidiary of the Company or any of their Representatives has materially breached any of the Company’s obligations under Section 5.2 of the Merger Agreement (the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions”); or

•	a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company has occurred that would cause a failure of the Offer Conditions.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Offer Acceptance Time by the Company by written notice to Parent if:

•	the Company Board has authorized the Company to make a Change in Company Recommendation as a result of a Company Superior Proposal;

•	if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of Parent has had a Parent Material Adverse Effect (as defined in the Merger Agreement) and Parent cannot use commercially reasonable efforts to cure such Parent Material Adverse Effect by the earlier of the End Date and thirty days following the date on which the Company gives Parent notice of such breach; and

•	if Purchaser shall have terminated the Offer prior to the Expiration Date other than in accordance with the Merger Agreement.

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will become null and void without liability of any party to the Merger Agreement, except that no such termination will relieve any party thereto of any liability for damages resulting from (i) fraud, (ii) any material breach of a representation or warranty that has been made with the actual knowledge of the breaching party or (iii) an intentional and material failure to perform any of the covenants or other agreements contained in the Merger Agreement with the actual knowledge that the taking of such act or failure to act would constitute a breach. The Merger Agreement provides that certain provisions of the Merger Agreement relating to the effect of termination, payment of the Company Termination Fee (as defined below), limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

Company Termination Fee and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

The Merger Agreement provides that the Company will be required to pay Parent a fee in an amount equal to $695,000 (the “Company Termination Fee”) if:

•	Parent terminates the Merger Agreement because (i) the Company Board has made a Company Change of Recommendation or otherwise approved, endorsed or recommend a Competing Company Proposal, or (ii) the Company, a subsidiary of the Company or any of their Representatives has materially breached any of their representations under Section 5.2 of the Merger Agreement (the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions”);

•	Parent or the Company terminates the Merger Agreement because either (i) the Offer Acceptance Time has not occurred prior to the End Date or (ii) the Offer is terminated or withdrawn pursuant to the terms of the Merger Agreement and both (A) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of such termination and (B) within twelve months of such termination (1) the Company consummates any transaction contemplated by any Company Competing Proposal, or (2) the Company enters into a definitive agreement providing for any Company Competing Proposal;

•	Parent terminates the Merger Agreement because the Company breaches any representation or warranty or fails to perform any covenant or obligation that causes a failure of one of the Offer Conditions and both (A) a Company Competing Proposal shall have been publicly disclosed and not publicly, irrevocably withdrawn prior to the date of such termination and (B) within twelve months of such termination (1) the Company consummates any transaction contemplated by any Company Competing Proposal, or (2) the Company enters into a definitive agreement providing for any Company Competing Proposal; or

•	the Company terminates the Merger Agreement in order to accept a Company Superior Proposal.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties to the Merger Agreement will be entitled to seek, in addition to any monetary remedy or damages, a decree or order of specific performance to enforce the terms and provisions of the Merger Agreement, or an injunction to prevent breaches of the Merger Agreement.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreements, you are encouraged to read the full text of the form of Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements dated as of June 16, 2016 (the “Tender and Support Agreements”) with the following of the Company’s directors and certain officers: Cheryl Morley, Pascal Brandys, Paul Kuc, Richard Flavell, Richard Hamilton, Robert Goldberg, Roger Pennell, Walter Nelson, and Wilfriede van Assche (each a “Supporting Stockholder”). Excluding Common Shares underlying, Company Options, Restricted Shares and other Company compensatory awards, the Supporting Stockholders collectively beneficially owned, in the aggregate, 109,459 Common Shares as of June 27, 2016 (or approximately 0.41% of all Common Shares outstanding as of June 27, 2016). Including Common Shares which may be issued under Company Options, Restricted Shares and other Company compensatory awards which are exercisable for or may become vested and settled for Common Shares within 60 days of June 27, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 284, 931 Common Shares as of June 27, 2016 (or approximately 1.05% of the total of all Common Shares that are outstanding and all additional Common Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of June 27, 2016).

The Tender and Support Agreements provide that, no later than seven business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Common Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Common Shares”). The Tender and Support Agreements provide that, notwithstanding the foregoing, the Supporting Stockholders will not be required to exercise any Company Options, other equity awards, or Company Warrants thereunder. The Tender and Support Agreements also provide that, during the period from the date of the Tender and Support Agreements until the earlier to occur of the Effective Time or the date the Merger Agreement is validly terminated (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Common Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement), and that Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Common Shares.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement dated February 24, 2016 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and the Company agreed that, subject to certain exceptions, certain non-public, confidential or proprietary information each may make available to the other in connection with discussions concerning a possible acquisition of the Company by Parent, will not be disclosed or used for any other purpose. The Confidentiality Agreement provides for a 12-month employee non-solicit period and a 12-month standstill period.

Exclusivity Agreement

The Company and Parent entered into an exclusivity agreement (the “Exclusivity Agreement”) dated and effective as of May 17, 2016, whereby, in connection with discussions regarding a possible transaction between the Company and Parent and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Parent agreed that, from May 17, 2016, through June 16, 2016 (the “Exclusivity Period”), the Company, its subsidiaries and representatives would terminate their existing discussions regarding a possible acquisition of the Company by a third party and would not (i) participate in any negotiations regarding any Company Competing Proposal, (ii) provide anyone access to the business, properties, assets, employees, officers, directors, books or records of the Company or any subsidiary of the Company, or furnish to anyone any nonpublic information relating to the Company or any subsidiary of the Company, in each case, in connection with any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal, (iii) engage in discussions with anyone with respect to any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal, (iv) waive, terminate, modify or release anyone from any standstill or similar agreement or obligation (except that the Company may waive such standstill agreement or obligation solely to permit a person privately to make a Competing Company Proposal to the Company Board if the Company Board has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the members of the Company Board under Delaware law), (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL, (vi) enter into any letter of intent, agreement in principle, term sheet, merger agreement, joint venture agreement, partnership agreement or any agreement or commitment contemplating or otherwise providing for, any Company Competing Proposal, (vii) approve, endorse, adopt or recommend or fail to timely recommend against any Company Competing Proposal, or (viii) resolve, propose or agree to do any of the foregoing.

The Exclusivity Agreement provided that, notwithstanding anything in the Exclusivity Agreement to the contrary, the restrictions contained in the Exclusivity Agreement would not apply to a Persephone Divestiture Transaction; provided, however, that the Company agreed that it would not enter into a definitive agreement with respect to any Persephone Divestiture Transaction during the Exclusivity Period without Parent’s prior written consent.

This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(4) hereto and incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Common Shares. The purpose of the Merger is to acquire all outstanding Common Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we intend to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL unless a Triggering Event occurs.

If we consummate the Offer and a Triggering Event occurs, we will effect the Merger pursuant to Section 253 of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders. To the extent necessary for Purchaser to hold at least 90% of the issued and outstanding Common Shares immediately prior to the Effective Time, the Company has issued to Purchaser a top-up option to purchase from the Company a number of newly issued Common Shares sufficient to cause Purchaser to own at least 90% of the Common Shares outstanding immediately after the exercise of such option, at a price per Common Share equal to the Common Offer Price.

Plans for the Company. In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to integrate the Company’s business into Parent. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business; however, the Company continues to consider strategic opportunities for its Persephone business.

13.	Certain Effects of the Offer.

It is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL or, if a Triggering Event has occurred, pursuant to Section 253 of the DGCL, in either case, promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.

Market for the Common Shares. The purchase of Common Shares pursuant to the Offer will reduce the number of holders of Common Shares and the number of Common Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Common Shares. We cannot predict whether the reduction in the number of Common Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Common Shares or whether such reduction would cause future market prices to be greater or less than the Common Offer Price.

Stock Quotation. Depending upon the number of Common Shares purchased pursuant to the Offer, the Common Shares may no longer meet the requirements for continued listing on the NASDAQ Capital Market if, among other things, the Company does not meet the requirements for the number of publicly held Common Shares, the aggregate market value of the publicly held Common Shares or the number of market makers for the Common Shares. Parent will seek to cause the listing of Common Shares on the NASDAQ Capital Market to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If the NASDAQ Capital Market were to delist the Common Shares, it is possible that the Common Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Common Shares would be reported by other sources. The extent of the public market for such Common Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Common Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Common Shares as collateral. Depending upon factors similar to those described above regarding the market for the Common Shares and stock quotations, it is possible that, following the Offer, the Common Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Common Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Common Shares under the Exchange Act were terminated, the Common Shares would no longer be “margin securities” or be eligible for listing on the NASDAQ Capital Market. We intend to cause the delisting of the Common Shares from the NASDAQ Capital Market and the termination of the registration of the Common Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, pay, commit to, approve, or undertake any obligation of any other kind for the payment by the Company or any of the subsidiaries of the Company of a bonus, commission or other additional salary, compensation or employee benefits to any such person (including under any profit sharing, management by objectives, incentive, gainsharing, competency or performance plan).

15.	Conditions of the Offer.

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Common Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be obligated to cause Purchaser to, accept for payment, and, subject to the rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act) shall not be obligated to pay for, and may delay the acceptance for payment of or payment for, any validly tendered Common Shares pursuant to the Offer, if:

•	there shall not have been validly tendered and not validly withdrawn pursuant to the Offer that number of Common Shares (not including any Common Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the depositary for the Offer in full settlement or satisfaction of such guarantee) that, when added to the Common Shares then owned by Purchaser, would represent one Common Share more than one half of all Common Shares outstanding immediately prior to the Offer Acceptance Time (for the avoidance of doubt, including in the number of Common Shares outstanding immediately prior to the Offer Acceptance Time (i) to the extent that the Company has received a Notice of Conversion (as defined in the Certificate of Designation) with respect to any Preferred Shares prior to the Offer Acceptance Time, the Common Shares issuable upon conversion of such Preferred Shares, (ii) to the extent the Company has received a notice of conversion with respect to any Company Warrants prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such Company Warrants and (iii) to the extent the Company has received a notice of conversion with respect to any Company Options prior to the Offer Acceptance Time, the Common Shares that the Company would be required to issue upon the exercise of such Company Options) (the “Minimum Condition”);

•	immediately prior to the expiration of the Offer, any of the following conditions shall not have been satisfied (or, to the extent permitted under the Merger Agreement and applicable law, waived):

¡	(i) certain of the Company’s representations and warranties regarding its capitalization shall be accurate in all respects as of the date of the Merger Agreement, and shall be accurate in all respects at and as of the Expiration Date, as if made as of such Expiration Date (other than such inaccuracies as are de minimis to the equity capitalization of the Company); (ii) certain of the Company’s representations and warranties regarding its capitalization, its corporate authority to enter into, and due authorization of, the Merger Agreement, finders and brokers and the inapplicability of takeover laws shall have been accurate, in all material respects, as of the date of the Merger Agreement, and shall be accurate, in all material respects, at and as of the Expiration Date as if made on and as of such Expiration Date; and (iii) the other representations and warranties of the Company set forth in the Merger Agreement shall have been accurate in all respects as of the date the Merger Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except that any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute a Company Material Adverse Effect;

¡	the Company shall have performed or complied, in all material respects, with all covenants and obligations that the Company is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

¡	Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the effect that the conditions in the foregoing two paragraphs have been satisfied;

¡	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect;

¡	there shall not have been issued by any Governmental Entity of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order (i) preventing the acceptance for payment of, or payment for, Common Shares or the consummation of the Offer or the Merger, (ii) restraining or prohibiting Parent’s or its affiliates ownership or operation of the business of the Company, or of Parent or affiliates, or compelling Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or of Parent or its affiliates or (iii) imposing or confirming material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of the Common Shares;

¡	there shall not have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Entity, or any action by any Governmental Entity, which would have any of the effects referred to in the foregoing paragraph;

¡	there shall not be pending any Legal Proceeding before a Governmental Entity having authority over Parent, Purchaser or the Company wherein a judgment would prevent the acceptance for payment of, or payment for, Common Shares or the consummation of the Offer or the Merger;

¡	(i) a Company Change of Recommendation shall not have occurred, and (ii) the Company shall not have approved, endorsed or recommended a Company Competing Proposal; or

•	the Merger Agreement shall not have been terminated in accordance with its terms and the Offer shall not have been terminated in accordance with the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser; provided, however, that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Common Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Common Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described under “State Takeover Laws”, such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” in this Section 16, we do not anticipate delaying the purchase of Common Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Common Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Common Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer”.

Antitrust Compliance. The Antitrust Division of the United States Department of Justice (“Antitrust Division”) or the Federal Trade Commission (“FTC”) frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Common Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Common Shares, or (iv) to require Purchaser, Parent or the Company to divest substantial assets. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See Section 15 – “Conditions of the Offer”.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, we and the Company believe that neither the purchase of Common Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer”.

State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who beneficially owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement on June 16, 2016, and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Common Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Common Shares tendered in the Offer. See Section 15 – “Conditions of the Offer”.

Legal Proceedings. As of the date of this Offer to Purchase, neither Purchaser nor Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Common Shares in connection with the Offer. However, if the Merger is completed, the holders of Common Shares who (i) did not tender their Common Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Common Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Common Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court.

The “fair value” of any Common Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Common Shares. Holders of such Common Shares should recognize that the “fair value” so determined could be higher or lower than, or the same as, the Common Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Common Shares is less than the Common Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. Assuming the Merger is consummated pursuant to Section 251(h), the Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, assuming the Merger is consummated pursuant to Section 251(h), if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Common Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Common Shares in the Offer; and

•	continuously hold of record the Common Shares from the date on which the written demand for appraisal is made through the Effective Time.

If, pursuant to the terms of the Merger Agreement, the Merger is not consummated under Section 251(h) of the DGCL and is consummated pursuant to Section 253 of the DGCL, Parent will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger. In such case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days after the mailing of such separate notice) to exercise their appraisal rights.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. Regardless of whether the Merger is consummated pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, if you tender your Common Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Common Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Common Offer Price for your Common Shares.

18.	Fees and Expenses.

Purchaser has retained D.F. King & Co. Inc. to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Common Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Common Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Common Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Roman Merger Sub, Inc.

July 1, 2016

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each director and executive officer of Purchaser is set forth below. The business address of Purchaser is 4001 Lexington Avenue North, Arden Hills, Minnesota 55162. The telephone number at such office is (651) 375-2222. The directors and executive officers listed below are citizens of the United States.

None of the directors and executive officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. The directors and executive officers listed below are citizens of the United States, except for Barry Wolfish who is a dual citizen of Canada and the United States.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
Shawn Barnett Chief Executive Officer and President	Mr. Barnett has been General Manager of Forage Genetics International, LLC, a wholly owned subsidiary of Land O’Lakes, since 2012. Prior to that, he served as Regional Sales Director, Seed and Agronomy Advisor for Nebraska, Colorado and Kansas for Winfield Solutions, LLC from 2008 to 2012.

Mark McCaslin Vice President and Treasurer	Dr. McCaslin has been Vice President, Research of Forage Genetics International, LLC, a wholly owned subsidiary of Land O’Lakes, since 2012. Prior to that, he served as President of FGI from 1991 to 2012.

Charles Von Feldt Secretary	Mr. Von Feldt has been Associate General Counsel of Land O’Lakes since 2002.

Barry C. Wolfish Director	Mr. Wolfish has been Senior Vice President, Mergers, Acquisitions and Ventures of Land O’Lakes since 2015. Prior to that, he served as Senior Vice President, Chief Marketing Officer from 2012 to 2015 and Senior Vice President, Corporate Marketing and Strategy from 2008 to 2012.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent is set forth below. The business address of Parent is 4001 Lexington Avenue North, Arden Hills, Minnesota 55162. The telephone number at such office is (651) 375-2222.

None of the directors and executive officers of Parent listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. The directors and executive officers listed below are citizens of the United States, except for Barry Wolfish who is a dual citizen of Canada and the United States.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
David Andresen Director	Mr. Andresen has served as a member of the Board of Directors since 2008. He has been Chief Executive Officer of Full Circle Ag, an agricultural supply company, since 1995.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
Xavier Avila Director	Mr. Avila has served as a member of the Board of Directors since 2011. He co-owns and operates M&A Dairy, and has been a partner of Adams Cow Dairy since 2014.

Tom Benoit Director	Mr. Benoit has served as a member of the Board of Directors since 2015. He has been a farmer with Benoit Dairy since 1977.

Mark Berning Director	Mr. Berning has served as a member of the Board of Directors since 2010. He has been a dairy farmer and co-owner of Green Waves Farm Inc. since 1985.

Lynn Boadwine Director	Mr. Boadwine has served as a member of the Board of Directors from 1999 to 2008 and from 2012 to the present. He has been a farmer with Mill Valley Dairy LLC since 2012, and was a farmer with Moody County Dairy LP from 2007 to 2012.

Rick Brand Director	Mr. Brand has served as a member of the Board of Directors since 2010. He has been the owner of R. Brand Farms since 1982 and Quality Bookkeeping and Tax Service since 1995.

Brett Bruggeman Senior Vice President, Strategic Development, Winfield US

Mr. Bruggeman joined us in 2015 as Senior Vice President, Strategic Development, Winfield US with the combination of the Land O’Lakes and United Suppliers Inc. crop inputs businesses. Prior to that, he served as Vice President of Crop Protection and Seed at United Suppliers since 2007.

Douglas Brunt Senior Vice President, Ag Customer Accounts

Mr. Brunt has served as Senior Vice President, Ag Customer Accounts since 2012. Prior to that, he served as Vice President of business sales for Winfield Solutions, LLC from 2008 to 2012. Mr. Brunt currently serves on the boards of GreenPoint, LLC and Agri-AFC, LLC.

Benjamin Curti Director	Mr. Curti has served as a member of the Board of Directors since 2003. He has been the owner of a dairy and farming operation, Curtimade Dairy, since 1990.

Lisa Deverell Senior Vice President, Feed B2B	Ms. Deverell has served as Senior Vice President, Feed Business to Business since 2013. Prior to that, she served as Vice President for our dairy foods and agricultural services businesses from 2004 to 2013.

John Ellenberger Senior Vice President, U.S. Dairy Foods	Mr. Ellenberger has served as Senior Vice President, U.S. Dairy Foods since 2014. Prior to that, he served as Vice President, Retail Foods from 2011 to 2013 and Vice President, Food Service from 2010 to 2011. He serves on the boards of the American Butter Institute, ServeMinnesota and Gillette Children’s Specialty Healthcare.

Mitchell Eviston Senior Vice President, Marketing, Winfield	Mr. Eviston has served as Senior Vice President, Marketing for Winfield Solutions, LLC since 2012. Prior to that, he served as Vice President, Marketing for Winfield from 2009 to 2012.

Joseph Fernandes Director	Mr. Fernandes has served as a member of the Board of Directors since 2010. He has been a dairy farmer with Fernjo Farms since 1999.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
Beth Ford Group Executive Vice President and Chief Operating Officer	Ms. Ford has been Group Executive Vice President and Chief Operating Officer since November 2015. Prior to that, she was Executive Vice President, Chief Supply Chain and Operations Officer from 2012 to 2015. Prior to joining us, she was Executive Vice President, Head of Supply Chain with International Flavors and Fragrances from 2008 to 2012. Ms. Ford currently sits on the board of directors for Clearwater Papers, Inc. and PACCAR, Inc.

John Habedank Director	Mr. Habedank has served as a member of the Board of Directors since 2012. He has been a self-employed farmer since 1976.

Loren Heeringa Senior Vice President and Chief Human Resources Officer	Mr. Heeringa has served as Senior Vice President and Chief Human Resources Officer since 2011. He is currently the co-chair of the Board of Governors of the Minneapolis Chief Human Resources Summit.

A. Duane Hershey Director	Mr. Hershey has served as a member of the Board of Directors since 2013. He is the owner of Ar-Joy Farms LLC, and has been a fifty-percent partner of Moocho Milk Transportation Inc. since 2006.

David Hoogmoed Executive Vice President and Chief Operating Officer, Purina Animal Nutrition	Mr. Hoogmoed has served as Executive Vice President and Chief Operating Officer, Purina Animal Nutrition since 2010. Mr. Hoogmoed currently serves as a chairman of the National Grain and Feed Association.

Scot Janssen Director	Mr. Janssen has served as a member of the Board of Directors since 2012. He has served as general manager of Northern Country Coop since 1994.

Peter Janzen Senior Vice President, General Counsel and Chief Administrative Officer	Mr. Janzen has served as Senior Vice President, General Counsel and Chief Administrative Officer since 2011. He serves on the boards of the Land O’Lakes Foundation, the National Milk Producers Federation, the Public Affairs Council, Newtrient, LLC, the International Food Information Council and the STEM Food and Ag Council.

Jeffrey Johnson Director	Mr. Johnson has served as a member of the Board of Directors since 2014. He has been Chief Executive Officer of Centra Sota Cooperative since 1997.

Jerold Kaminski Executive Vice President and Chief Operating Officer, International	Mr. Kaminski has served as Executive Vice President and Chief Operating Officer, International since 2006. He also currently serves as a director of Global Dairy Platform.

Peter Kappelman Director	Mr. Kappelman has served as a member of the Board of Directors since 1995. He has been a dairy farmer with Meadow Brook Dairy Farms LLC since 1986.

Cornell Kasbergen Director	Mr. Kasbergen has served as a member of the Board of Directors since 1998. He has been a dairy farmer with Rancho Teresita Dairy since 1989.

Daniel Knutson Executive Vice President and Chief Financial Officer	Mr. Knutson has served as Executive Vice President and Chief Financial Officer since 2000. He is a certified public accountant and certified management accountant.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
Jeffrey Lakner Director	Mr. Lakner has served as a member of the Board of Directors since 2014. He has been Chief Executive Officer of Lakner Farms LLC since 1981.

Howard Liszt Director	Mr. Liszt has served as a member of the Board of Directors since 2006. He is currently an advertising advisor and consultant. From 2009 to 2014 he served as Chairman with ad agency Olson.

Michael Macrie Senior Vice President and Chief Information Officer	Mr. Macrie has served as Senior Vice President and Chief Information Officer since 2013, and prior to that served as Vice President, IT Ag Services from 2010 to 2013.

Daniel Mains Director	Mr. Mains has served as a member of the Board of Directors since 2016. He has been a farmer with Mount Rock Jerseys, LLC since 1987 and with Mount Rock Farming Inc. since 1998.

Stephen Mancebo Director	Mr. Mancebo has served as a member of the Board of Directors since 2010. He has been a dairy farmer with Mancebo Holstein Dairy LP since 1992.

Ronnie Mohr Director	Mr. Mohr has served as a member of the Board of Directors since 1998. He has been a farmer with R & S Mohr FF Inc. since 1983 and Circle M FF LLC since 2003.

Chris Policinski President and Chief Executive Officer	Mr. Policinski has served as President and Chief Executive Officer since 2005, and first joined us in 1997. He serves on the board of several industry groups, including the Grocery Manufacturers Association, the U.S. Global Leadership Coalition and the National Council of Farmer Cooperatives. He also currently serves as a director of Xcel Energy and Hormel Foods.

Susan Rankin Senior Vice President, Operations	Ms. Rankin has served as Senior Vice President, Operations since January 2016, and as Vice President of Manufacturing and Engineering from 2013 to 2015. Prior to joining Land O’Lakes in 2013, she was Supply Chain Vice President of Manufacturing North America for Ecolab from 2010 to 2013. She currently serves as a director of Minnesota Safety Council and Land O’Lakes Foundation.

Levi Ransom Director	Mr. Ransom has served as a member of the Board of Directors since 2011. He has operated the Ransomed Ransom Dairy Farm since 1988. He has represented Land O’Lakes on the board of the National Milk Producers Federation since March 2016.

Douglas Reimer Director	Mr. Reimer has served as a member of the Board of Directors from 1993 to 2000 and from 2001 to the present. He has been a partner of Deer Ridge S.E.W. Feeder Pigs since 1995.

Paul Schweiger Director	Mr. Schweiger has served as a member of the Board of Directors from 1993 to 2000 and from 2001 to the present. He has been an agriculture producer engaged in crop farming with Schweiger Farms LLC since 1990.

Charles Timothy Scott Senior Vice President and Chief Marketing Officer	Mr. Scott has served as Senior Vice President and Chief Marketing Officer since 2015. Prior to joining us, he was the CEO and president, International, at mcgarrybowen from 2009 to 2015. He currently serves as a director of Advertising Women of New York and the Guthrie Theater.

Name and Position	Current Principal Occupation or Employment and Five-Year Employment History
Stan Stark Director	Mr. Stark has served as a member of the Board of Directors since 2013. He has served as general manager of Farmers Coop Co since 2006.

Gregory Tauchen Director	Mr. Tauchen has served as a member of the Board of Directors since 2013. He has been a dairy farmer with Tauchen Harmony Valley, Inc. since 1999.

Robert Thompson Director	Mr. Thompson has served as a member of the Board of Directors since 2006. He is currently a self-employed consultant and lecturer, and retired as a professor from the University of Illinois in 2010. He has served on the Nestle Ceating Shared Value Advisory Council since 2009 and the board of trustees of the International Food Information Council Foundation since 2014.

Jeffrey Troike Director	Mr. Troike has served as a member of the Board of Directors since 2009. He has served as President and Chief Executive Officer of Ceres Solutions, LLP since 2007.

Michael Vande Logt Executive Vice President and Chief Operating Officer, Winfield US	Mr. Vande Logt has served as Executive Vice President and Chief Operating Officer, Winfield US since 2011.

Galen Vetter Director	Mr. Vetter has served as a member of the Board of Directors since 2009. He retired in 2012, and prior to that was with Rust Consulting from 2008 to 2012.

Barry Wolfish Senior Vice President, Mergers, Acquisitions and Ventures	Mr. Wolfish has served as Senior Vice President, Mergers, Acquisitions and Ventures since 2015. Prior to that, he served as Senior Vice President, Chief Marketing Officer from 2012 to 2015 and Senior Vice President, Corporate Marketing and Strategy from 2008 to 2012.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Common Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail, hand, express mail, courier,

or other expedited service:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

Fax: (718) 234-5001

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, NY 10005

Banks and Brokers, Call: (212) 269-5550

All Others Call Toll-Free: (866) 796-6867

Email: ceres@dfking.com